# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: 207523101
Title of class of securities: Ordinary Shares, par value $0.000174
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 11/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001913491

## Reporting persons
- Wei Zheng: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,527,528; shared voting power 0; sole dispositive power 5,527,528; shared dispositive power 0; aggregate amount beneficially owned 5,527,528 (9.9% of the class)
  Comment: The aggregate beneficial ownership includes 300,677 shares underlying stock options that are vested and exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class (9.89%) is calculated based on 55,903,513 shares outstanding as of October 31, 2025, as reported by the issuer in its Quarterly Report on Form 10-Q.

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, CALIFORNIA, 92130

## Item 2. Person Filing
Name of person filing: Wei Zheng
Address of principal business office or, if none, residence:
PO Box 415
Del Mar, CA 92014
Citizenship: United State

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,527,528
Percent of class: 9.9%
Sole power to vote or to direct the vote: 5,527,528
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 5,527,528
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wei Zheng: Wei Zheng, Individual (11/28/2025)